================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A

                               (Amendment No. 17)

                    Under the Securities Exchange Act of 1934

                               DELPHI CORPORATION
                               ------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    247126105
                                 --------------
                                 (CUSIP Number)

                                 Kenneth Maiman
                            Appaloosa Management L.P.
                           26 Main Street, First Floor
                                Chatham, NJ 07928

                                 (973) 701-7000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  March 5, 2008
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

================================================================================

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Appaloosa Investment Limited Partnership I

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       22-3220838
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                    (b) [X] (1)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ---------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                27,716,000
                         ------ ---------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ---------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                27,716,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       101,455,448 (2)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                   [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       18.01% (2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,459,280 shares, UBS AG beneficially owns 4,420,602 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and GS and its related entities beneficially own 15,009,566 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Palomino Fund Ltd.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       98-0150431
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                    (b) [X] (1)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       British Virgin Islands
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ---------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                24,284,000
                         ------ ---------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ---------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                24,284,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       98,023,448 (2)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                   [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       17.40% (2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,459,280 shares, UBS AG beneficially owns 4,420,602 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and GS and its related entities beneficially own 15,009,566 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Appaloosa Management L.P.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       22-3220835
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                    (b) [X] (1)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ---------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                52,000,000
                         ------ ---------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ---------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                52,000,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       125,739,448 (2)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                   [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       22.31% (2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,459,280 shares, UBS AG beneficially owns 4,420,602 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and GS and its related entities beneficially own 15,009,566 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Appaloosa Partners Inc.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       22-3220833
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                    (b) [X] (1)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ---------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                52,000,000
                         ------ ---------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ---------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                52,000,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       125,739,448 (2)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                   [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       22.31% (2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,459,280 shares, UBS AG beneficially owns 4,420,602 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and GS and its related entities beneficially own 15,009,566 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       David A. Tepper

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                    (b) [X] (1)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ---------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                52,000,000
                         ------ ---------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ---------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                52,000,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       125,739,448 (2)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                   [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       22.31% (2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,459,280 shares, UBS AG beneficially owns 4,420,602 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and GS and its related entities beneficially own 15,009,566 shares.

     This Amendment No. 17 (this "Amendment") to the Schedule 13D (the "Initial
Schedule 13D") initially filed on March 16, 2006 by the Reporting Persons (as defined in the Initial Schedule 13D), as amended on August 1, 2006, August 29, 2006, December 19, 2006, January 18, 2007, March 2, 2007, March 12, 2007, May
15, 2007, July 6, 2007, July 10, 2007, July 20, 2007, July 23, 2007, August 3,
2007, November 2, 2007, November 8, 2007, November 16, 2007 and December 12, 2007 relates to the common stock, $0.01 par value per share (the "Common Stock"), of Delphi Corporation, a Delaware corporation (the "Issuer"), and is being filed to amend the Reporting Persons' previously-filed Schedule 13D as specifically set forth below.

     Certain information contained in this Schedule 13D/A relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Amendment that does not expressly pertain to a Reporting Person, as such term is defined in Item 2 of the Initial Schedule 13D.

     Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

Item 4 is hereby amended by adding the following:

     As disclosed on a Form 8-K, dated March 5, 2008, the Issuer announced that GM has advised the Issuer that GM is prepared to provide a portion of the $6.1 billion of exit financing being sought by the Issuer. The Issuer further announced that its exit financing package is now expected to include a $1.6 billion asset-backed revolving credit facility, at least $1.7 billion of first-lien term loan, an up to $2.0 billion first-lien term note to be issued to GM and a $825 million second-lien term loan, of which any unsold portion would be issued to GM (the "Revised Exit Financing"). The issuer also announced that it believes that GM's increased participation in the Revised Exit Financing structure is necessary to successfully syndicate its exit financing on a timely basis and is consistent with the New Investment Agreement as amended by the December 7th Amendment (referred to as the "EPCA")

     The Issuer proposed to the New Proposing Investors in late January and during February, 2008 the Revised Exit Financing described above and solicited the reactions of the New Proposing Investors. In response to the Issuer's invitation to express their views, each of ADAH, Del-Auto, Merrill, UBS and Pardus DPH raised certain concerns with and objections to the Revised Exit Financing. ADAH, Del-Auto, Merrill, UBS and Pardus DPH have expressed to the Issuer their view that the Revised Exit Financing leaves the Issuer undercapitalized and underfinanced, especially in light of recent market turmoil and economic forecasts. Additionally, ADAH, Del-Auto, Merrill, UBS and Pardus DPH advised the Issuer that, in their view, the Revised Exit Financing is non-compliant and inconsistent with the EPCA, including, among other provisions, Sections 5(p) and 5(t) of the EPCA. In particular, Section 5(p) of the EPCA prohibits the Issuer from entering into agreements with GM that are outside the ordinary course of business or which would have a material impact on the New Proposing Investors' proposed investment in the Issuer. This is significant because ADAH has expressed to the Issuer its view that the Revised Exit Financing Proposal results in an unacceptable concentration of influence and control with GM. Moreover, each of ADAH, Del-Auto, Merrill, UBS and Pardus DPH advised the Issuer that, in their view, the Revised Exit Financing is not the "Debt Financing" contemplated by the EPCA. Copies of letters dated February 13, 2008 from Tom Lauria to Jack Butler, dated February 20, 2008 from Jack Butler to Tom Lauria, dated February 24, 2008 from Tom Lauria to Jack Butler, dated February 25, 2008 from Jack Butler to Tom Lauria and dated February 26, 2008 from Tom Lauria to Jack Butler are attached hereto as Exhibits 44, 45, 46, 47 and 48, respectively.

     In the context of trying to resolve these differences, ADAH extended the first date on which it can terminate the EPCA pursuant to Section 12(d)(iii) such that if the closing date under the EPCA has not occurred by April 4, 2008, ADAH may terminate the EPCA from and after April 5, 2008. A copy of the waiver letter is attached hereto as Exhibit 49.

     On March 5, 2008, the Issuer filed with the Bankruptcy Court an "Expedited Motion under 11 U.S.C. Section 1142(b) and Fed. R. Bankr. P. 3020(d) for Implementation of Debtors' Confirmed Plan of Reorganization" (the "1142 Motion") seeking an order (i) finding that the terms of the Issuer's Revised Exit Financing comply with the Issuer's Plan of Reorganization and the EPCA and, if consummated, would satisfy the conditions to the effectiveness of the Plan of Reorganization and the EPCA and (ii) directing the New Proposing Investors to use their reasonable best efforts to take all actions, and do all things, reasonably necessary, proper, or advisable on their part under the EPCA and applicable laws to cooperate with Delphi and to consummate and make effective all transactions contemplated by the EPCA and the Plan. Each of ADAH, Del-Auto, UBS, Merrill and Pardus DPH are contesting this motion.

     On March 6, 2008, ADAH filed its response to the 1142 Motion and Del-Auto, Merrill, UBS and Pardus DPH filed a Memorandum of Law with the Bankruptcy Court in opposition to the 1142 Motion. ADAH's response argues, among other things, that: (i) the Bankruptcy Court may not grant the declarations sought by the Issuer on constitutional grounds or under the Bankruptcy Code; (ii) even if the Bankruptcy Court has jurisdiction to interpret the EPCA on the record before the Bankruptcy Court, the Issuer is not entitled to the declarations it seeks because the Revised Financing Proposal does not comply with the EPCA, and because GM's participation in the Revised Exit Financing is expressly prohibited by Section 5(p) of the EPCA and is not the "Debt Financing" required by the EPCA (which is the financing to be provided on the terms indicated in that certain Engagement Letter, dated November 3, 2007 from J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A. and Citigroup Global Markets Inc. to the Issuer);
(iii) the Issuer has not established a basis for an order mandating the use of best efforts by any party to the EPCA; and (iv) the Issuer's motion suffers from procedural deficiencies.

     Although ADAH remains prepared to engage in negotiations to resolve the disputes described above, there can be no assurance that they can be resolved by mutual agreement or in the Bankruptcy Court and there can be no assurance that the transactions contemplated by the EPCA will be consummated.

Item 7 is amended to add the following exhibits:

     44 Letter, dated February 13, 2008 from Thomas E. Lauria to John Wm. Butler, Jr.

     45 Letter, dated February 20, 2008 from John Wm. Butler, Jr. to Thomas E. Lauria.

     46 Letter, dated February 24, 2008 from Thomas E. Lauria to John Wm. Butler, Jr.

     47 Letter, dated February 25, 2008 from John Wm. Butler, Jr. to Thomas E. Lauria.

     48 Letter, dated February 26, 2008 from Thomas E. Lauria to John Wm. Butler, Jr.

     49 Letter, dated February 28, 2008 from A-D Acquisition Holdings, LLC to Delphi Corporation.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2008

                                                  APPALOOSA INVESTMENT LIMITED
                                                  PARTNERSHIP I


                                                  By: APPALOOSA MANAGEMENT L.P.,
                                                  Its General Partner


                                                  By: APPALOOSA PARTNERS INC.,
                                                  Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President


                                                  PALOMINO FUND LTD.


                                                  By: APPALOOSA MANAGEMENT L.P.,
                                                  Its Investment Adviser


                                                  By: APPALOOSA PARTNERS INC.,
                                                  Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President


                                                  APPALOOSA MANAGEMENT L.P.


                                                  By: APPALOOSA PARTNERS INC.,
                                                  Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President


                                                  APPALOOSA PARTNERS INC.


                                                  By: /s/ David A. Tepper
                                                      --------------------------

                                                  Name:  David A. Tepper
                                                  Title: President


                                                  /s/ David A. Tepper
                                                  ------------------------------
                                                  David A. Tepper

EXHIBIT INDEX

     44 Letter, dated February 13, 2008 from Thomas E. Lauria to John Wm. Butler, Jr.

     45 Letter, dated February 20, 2008 from John Wm. Butler, Jr. to Thomas E. Lauria.

     46 Letter, dated February 24, 2008 from Thomas E. Lauria to John Wm. Butler, Jr.

     47 Letter, dated February 25, 2008 from John Wm. Butler, Jr. to Thomas E. Lauria.

     48 Letter, dated February 26, 2008 from Thomas E. Lauria to John Wm. Butler, Jr.

     49 Letter, dated February 28, 2008 from A-D Acquisition Holdings, LLC to Delphi Corporation.